Mail Stop 4561

                  September 13, 2005

Allan Griebenow
Chief Executive Officer
Axcess International, Inc.
3208Commander Drive
Carrollton, TX  75006

Re:  Axcess International, Inc.
   Registration Statement on Form SB-2
   Filed August 19, 2005
   File No. 333-127685

   Form 10-KSB for the year ended December 31, 2004
   Forms 10-QSB for the periods ended March 31 and June 30, 2005
   File No. 0-11933

Dear Mr. Griebenow:

      We have limited our review of your filing to the disclosure controls and procedures in your periodic filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Disclosure Controls and Procedures
1. Your conclusion that your disclosure controls and procedures are effective "in timely alerting management to material information relating to us required to be included in our period SEC filings" is significantly more limited than what is called for under Rule13a-15(e) of the Exchange Act. Similarly narrow language is included in the above-cited Forms 10-QSB. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms" and to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer`s management . . . as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section and that you will conform your disclosure in future filings.
2. You state in the Form 10-KSB and subsequent quarterly reports that there have been "no significant changes" in your internal controls "that could significantly affect internal controls subsequent to the date [you] carried out [y]our evaluation." Please note that Item 308(c) of Regulation S-B requires disclosure of any change in the registrant`s internal control over financial reporting that occurred during the registrant`s last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting. Please confirm, if true, that you met this standard and that you will conform your disclosure to the requirements of Item 308(c) in future filings.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions should be directed to Maryse Mills-Apenteng at
(202) 551-3457 or, in her absence, Anne Nguyen, Special Counsel, at
(202)-551-3611. If you still require further assistance, please contact the undersigned at 202-551-3735.

								Sincerely,



      			Barbara C. Jacobs
      			Assistant Director


cc:  	Via facsimile:  214-712-4402
	Craig G. Ongley, Esq.
      Vial, Hamilton, Koch & Knox, LLP


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Allan Griebenow
Axcess International, Inc.
September 13, 2005
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